Endava Announces the Acquisition of Intuitus Limited
London, UK, November 4, 2019 (NYSE “DAVA”) Endava announced today the purchase of Intuitus Limited (“Intuitus”), headquartered in Edinburgh, Scotland. Intuitus is a leading independent provider of technology and digital due diligence, and other technology advisory services to Private Equity clients.
“The Private Equity space has always been an area of focus and strength for Endava, driven by the ability to increase equity value through digital transformation. Joining forces with Intuitus strengthens this position, bringing increased execution capability and a great portfolio of clients,” said John Cotterell, Endava’s CEO.

Intuitus brings over 100 active clients, most of which are Private Equity firms including Abry Partners, BC Partners, Carlyle, EQT, Inflexion and Triton, based in the UK and Continental Europe, as well as in the US and Middle East.

The acquisition of Intuitus will enhance Endava’s capability and accelerate our penetration of this market segment. Technology is becoming ever more crucial to the investment thesis of Private Equity firms as they seek value transforming business change in their portfolio. They need to identify disruption opportunities and require external expertise to navigate the rapidly changing technology landscape.

“We are delighted to be joining Endava. Our due diligence expertise, combined with Endava’s technology know-how and international platform, will bring new growth opportunities for the combined team,” said Calum Stewart, CEO of Intuitus.
Intuitus provides technology and digital insight that informs business-critical investment decisions and the formulation of business plans that maximise shareholder value at exit. The Intuitus business model combines extensive C-level technology expertise and transaction advisory capability with a deep understanding of the Private Equity sector.

Intuitus will strengthen Endava’s existing IT due diligence advisory capability, and position it to better serve its expanding Private Equity client base. Additionally, the depth and breadth of Endava’s digital product and software engineering capabilities will now be more obviously available to Intuitus’ client base.

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT, Consumer Products, Retail, Logistics and Healthcare. Endava had 5,754 employees as of June 30, 2019 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Argentina, Uruguay, Venezuela, and Colombia.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of the words “anticipate,” “expect,” "intend," “opportunities,” or "will," and other similar forward looking words or phrases and include, but are not limited to, the statements regarding the anticipated impact of the acquisition on our business. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to, the risks and uncertainties discussed in the

“Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 25, 2019.